UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

SECTION 240.13d-2(a)

(Amendment No. 11)*

Vail Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

91879Q109

(CUSIP Number)

Charles G. Huber, Jr.

Corporate Vice President, General Counsel and Secretary

Ralcorp Holdings, Inc.

800 Market Street, Suite 2900

St. Louis, Missouri 63101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

□

_____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 2 of 6

1.	NAMES OF REPORTING PERSONS:
Ralcorp Holdings, Inc. (Formerly known as New Ralcorp Holdings, Inc.)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):	43-1766315

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

a. ☐

b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	□

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

7.	SOLE VOTING POWER : 1,305,743 (See Item 5)

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 1,305,743 (See Item 5)

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,305,743 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	□
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

3.6%, based on 36,434,853 shares outstanding as of May 29, 2009 as reported in the Issuer’s Form 10-Q for the quarterly period ended April 30, 2009.

14.	TYPE OF REPORTING PERSON: HC

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 3 of 6

1.	NAMES OF REPORTING PERSONS:
RH Financial Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):	43-1790396

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

a. ☐

b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	□

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

7.	SOLE VOTING POWER : 1,305,743 (See Item 5)

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 1,305,743 (See Item 5)

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,305,743 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	□
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

3.6%, based on 36,434,853 shares outstanding as of May 29, 2009 as reported in the Issuer’s Form 10-Q for the quarterly period ended April 30, 2009.

14.	TYPE OF REPORTING PERSON: CO

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 4 of 6

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $.01 per share (the “Common Stock”) of Vail Resorts, Inc., a Delaware corporation (the “Issuer”), filed by Ralcorp Holdings, Inc., a Missouri corporation, formerly known as New Ralcorp Holdings, Inc., (“Ralcorp”), with the Securities and Exchange Commission (“SEC”) on February 13, 1997, as amended by Amendment No. 1 to Schedule 13D filed by Ralcorp with the SEC on October 18, 2005, Amendment No. 2 to Schedule 13D filed by Ralcorp and RH Financial Corporation, a Nevada corporation and wholly-owned subsidiary of Ralcorp (“RH Financial”) with the SEC on November 2, 2005, Amendment No. 3 to Schedule 13D filed by Ralcorp and RH Financial with the SEC on November 30, 2005, Amendment No. 4 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on March 31, 2006, Amendment No. 5 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on November 1, 2006, Amendment No. 6 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on August 13, 2008, Amendment No. 7 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on October 15, 2008, Amendment No. 8 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on November 25, 2008, Amendment No. 9 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on March 26, 2009 and Amendment No. 10 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on June 24, 2009 (as amended, the “Schedule 13D”).

This Amendment No. 11 is being made to reflect the recent sales of shares of the Issuer’s Common Stock as more fully described in Item 5 below. Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported by Ralcorp and RH Financial in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for Ralcorp and RH Financial, who do not intend to file any further amendments to the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

According to the Issuer’s most recent publicly filed documents, as of May 29, 2009, the Issuer has issued and outstanding the following capital stock: no shares of Class A Common Stock and 36,434,853 shares of Common Stock. Based on this information, the Reporting Persons own 1,305,743 shares of Common Stock, or approximately 3.6% of the outstanding Common Stock. Messrs. Granneman, Micheletto and Stiritz each beneficially own less than 1% of the outstanding Common Stock. Included in the shares beneficially owned by Messrs. Micheletto and Stiritz, are 25,000 and 22,500 shares of Common Stock, respectively, that may be acquired on or within 60 days of August 6, 2009 through the exercise of stock options. Each of the Reporting Persons, Messrs. Granneman, Micheletto and Stiritz has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares beneficially owned by such person. Except as set forth in Appendix 1, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any director or executive officer of the Reporting Persons beneficially owns or has a right to acquire, directly or indirectly, any other shares of Common Stock of the Issuer. During the past sixty days there have not been any transactions in the Common Stock of the Issuer by the Reporting Persons or, to the Reporting Persons’ knowledge, any director or executive officer of the Reporting Persons, other than the sale in the open market by RH Financial of shares of the Issuer’s Common Stock pursuant to a Rule 10b5-1 plan as follows:

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 5 of 6

Trade Date	Shares Sold	Average Executed Price Per Share
June 10, 2009	83,000	$29.0981
June 11, 2009	6,300	$29.0129
July 15, 2009	15,600	$29.0000
July 17, 2009	2,600	$29.0000
July 20, 2009	83,700	$29.0325
July 21, 2009	1,500	$29.0104
July 22, 2009	52,300	$29.0043
July 23, 2009	200,000	$29.2175
July 24, 2009	69,500	$29.1090
July 27, 2009	130,000	$29.1427
July 28, 2009	100,000	$29.0525
July 30, 2009	53,000	$29.3725
July 31, 2009	47,000	$29.0646
August 3, 2009	33,600	$29.0262
August 4, 2009	93,000	$29.0797
August 5, 2009	150,000	$29.1868
August 6, 2009	264,000	$29.4245

AMENDMENT NO. 11 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ralcorp Holdings, Inc.

August 24, 2009	/s/ Charles G. Huber, Jr.
Name: Charles G. Huber, Jr.
Title: Secretary

RH Financial Corporation

August 24, 2009	/s/ Charles G. Huber, Jr.
Name: Charles G. Huber, Jr.
Title: Secretary